[Letterhead of Drinker Biddle & Reath LLP]

December 28, 2009

VIA EDGAR

Daniel F. Duchovny

Song Brandon

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-3628

RE:	NUCRYST Pharmaceuticals Corp. (the “Corporation”)

Schedule 13E-3

Filed December 1, 2009

File No. 005-81536

Dear Mr. Duchovny and Ms. Brandon:

The Corporation has reviewed the comments made by the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) in its letter to counsel to the Corporation dated December 23, 2009 with respect to the Staff’s review of the Schedule 13E-3 (the “13E-3”) filed by the Corporation, the Westaim Corporation (“Westaim”) and 1499642 Alberta Ltd. on December 1, 2009. This letter contains the Corporation’s responses to the Staff’s comments.

For your convenience, we have repeated below in bold type the Staff’s comments and have set forth the response of the Corporation immediately below the applicable comment.

Information Circular

1.	We note that you held the special meeting of shareholders on December 21, 2009 at which you obtained approval of the amalgamation, after which you adjourned the meeting pending our comments. Given the nature of our comments below, please give us your detailed legal analysis with respect to the rescission of the amalgamation vote followed by your (i) mailing of amended or supplemental disclosure materials, and (ii) holding another special meeting and vote at which old proxy cards would not be used.

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

The Amalgamation Agreement requires as a condition precedent to closing that all regulatory approvals be obtained, and under the terms of the Amalgamation Agreement and the Amalgamation Resolution as approved, the Corporation was not obligated by the shareholder vote to proceed with the Amalgamation. The purpose of the adjournment was to allow time to receive and resolve the SEC’s comments and, if necessary, provide additional disclosure to shareholders without the added delay and expense of calling another shareholders’ meeting.

The Corporation’s Canadian counsel has advised the Corporation that under applicable Alberta law, (i) a shareholders’ meeting may be adjourned, with the consent of the meeting; (ii) there is no prohibition against conducting a second vote in respect of any particular matter after rescinding the original vote on that matter; (iii) proxies continue to be valid at adjourned meetings; (iv) there is no specified minimum time between the publication of additional disclosure, should such be necessary, and the taking of a vote; and (v) there is no specific requirement to call a new shareholders’ meeting in these circumstances.

Should the Staff conclude that additional, material disclosure is required, the Corporation will provide shareholders with the right to revoke their proxies following receipt of it and that right will be disclosed in the additional disclosure. The Corporation could reconvene the adjourned meeting, hold a vote to rescind the prior vote, and hold a new vote after the publication of additional information. Proxies delivered in connection with the meeting held on December 21, 2009 and not revoked will be voted in the manner instructed by such proxies as required by applicable Alberta law. Of the shares represented by proxy at the December 21, 2009 meeting, 99% of the shares voted (and 99% of the shares voted by Minority Shareholders) were in favor of the Amalgamation Resolution. The proxies provide management with discretionary authority in connection with the matters considered at the meeting, including adjournments.

If the Amalgamation is not approved at the reconvened meeting by holders of more than two-thirds of the common shares represented at the reconvened meeting and a majority of the shares held by Minority Shareholders, the Corporation will not proceed with the Amalgamation.

Background to the Amalgamation, page 7

2.	We note your disclosure in the first paragraph of this section relating to the purpose of the amalgamation and the first full paragraph on page 8

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

describing the alternatives considered. Please revise this section to explain why you intend to conduct an amalgamation of the company into an affiliate of Westaim instead of a liquidation of the company or any of the other listed alternatives. Refer to Item 1013(b) of Regulation M-A.

The sole purpose of the Amalgamation is to effect the distribution of the proceeds of the Asset Sale Transaction and to wind up the affairs of the Corporation in an efficient and fair manner. As disclosed on page 7 of the Information Circular, the Corporation would conduct no further business following the Asset Sale Transaction, and as disclosed on page 8 of the Information Circular, Westaim considered various alternatives – including a dividend – to distribute the proceeds of the Asset Sale Transaction. The Corporation and Westaim concluded that the Amalgamation proposed by the Corporation would be the most cost-effective and efficient method of distributing proceeds to shareholders because it minimizes the costs of maintaining the Corporation as a separate entity, such as maintaining personnel and complying with ongoing reporting and tax obligations, and providing for the satisfaction of corporate contingent liabilities, if any, by the successor entity. By contrast, for example, a liquidation could take significantly longer to fully conclude and would thus result in the potential for shareholders to receive substantially less consideration once costs of the liquidation are satisfied. Additionally, the Amalgamation was viewed as a desirable structure under applicable Canadian law because the consent of the Minority Shareholders is required to approve the transaction and dissenter’s rights are available to shareholders. The Board and Westaim believed the Amalgamation to be an appropriate way to ensure shareholder participation and protection under the circumstances, and therefore the Corporation believes the disclosure in the Information Circular adequately describes the alternatives considered in connection with the Amalgamation.

Fairness of the Proposed Transactions, page 12

3.

Please provide the disclosure required by Item 1014 of Regulation M-A and refer to Instruction 2 thereto for additional guidance. We note additionally that if any filing person has based its fairness determination on the analysis of factors undertaken by others (i.e., the special committee or the financial advisor), such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Note additionally that a listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988).

The filing persons will amend the 13E-3 to reflect the Staff’s comment regarding the express adoption of the KPMG discussion and analysis. The filing persons would propose to amend the 13E-3 to include the following two paragraphs:

In determining whether the Amalgamation was fair to Minority Shareholders, the Board of Directors of the Corporation also relied on the Valuation prepared by KPMG as a factor in determining whether the consideration paid to Minority Shareholders was fair. For purposes of this determination, the Board of Directors adopted the Valuation analysis and discussion as its own. Taking into account its determination that the Amalgamation was the most financially efficient way to distribute the proceeds of the Asset Sale Transaction to shareholders and based on the Valuation, the fact that Minority Shareholders have an independent approval right, and the amount of consideration proposed to be paid to Minority Shareholders in the transaction, the Board of Directors determined that the Amalgamation was fair to Minority Shareholders.

Westaim and 1499642 have adopted the analysis and conclusions of the Board of Directors and have determined that the Amalgamation is fair to the Minority Shareholders. In reaching a conclusion on the fairness of the transaction, the parties did not assign any specific weights to the factors set out in the Information Circular. These factors were considered as a whole, and each of the parties may have put different weights on different factors.

After the Asset Sale Transaction was completed, the Corporation had no operations or opportunities to generate revenue. The Corporation agreed not to compete with Smith & Nephew with respect to the business that was sold, there were no reasonable prospects for the Corporation to engage in another business, and Westaim had indicated that it did not wish the Corporation to enter into new businesses. With respect to the Amalgamation, the principal matter considered by the Board was identifying the method that would most efficiently and expeditiously distribute the proceeds of the Asset Sale Transaction to the Corporation’s shareholders. The Board’s decision on actions to be taken after the Asset Sale Transaction focused on how to cease operations and distribute remaining assets, not whether to do so. Because the

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

Amalgamation structure was viewed as most efficient and was chosen on that basis, a detailed discussion of individual non-material factors would not be meaningful to shareholders since alternative structures would merely result in the distribution of the Corporation’s remaining assets and dissolution via another method. The Corporation believes that all disclosure meaningful to a shareholder’s decision whether to vote for, vote against, or dissent from the Amalgamation has been provided to shareholders.

The disclosure provided also complies with Canadian disclosure requirements applicable to the Asset Sale Transaction. The Corporation believes that the factors considered by the Board surrounding its determination of fairness are clearly set forth in the document, albeit under a number of sections that are incorporated by reference in Item 8 of the Schedule 13E-3.

For the Staff’s benefit, the KPMG Valuation opinion, which was distributed to shareholders as an appendix to the Information Circular, considered the current and historical market price of NUCRYST shares and conducted an Adjusted Net Asset Valuation with a going concern assumption. Certain other factors are disclosed elsewhere in the Information Circular: the relevant shareholder approval threshold is disclosed on page 13, the determination not to retain an unaffiliated representative is disclosed on page 14, the net book value of the Corporation’s shares is disclosed on page 40, and the fact that the Board unanimously approved the submission of the Amalgamation resolution to shareholders is disclosed on page 9.

Benefits and Disadvantages of the Amalgamation, page 12

4.	Please quantify the costs incurred as a result of being a public company.

The Corporation believes that a comparison of the cost structure of continuing to operate the Corporation prior to the sale of the business as a public company versus doing so as a private company would show that a private company could reduce its cash costs by between $1.5 million and $4.0 million (excluding equity-related compensation charges), depending on the level of operations that were maintained. The large range of potential savings assumed on the low end that the Corporation would maintain resources (management, research and development, and scientific) to look for further opportunities for the Corporation’s technology, while the most significant cost savings would assume a continuation of only the resources necessary to operate the then-current business (single customer, one product line). The more significant cost reductions would be achieved by reducing senior management, closing the U.S. operations and reducing external spending

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

around public company filings and compliance. No analysis was prepared to reflect the operation of the Corporation as a private company after the sale of the business pursuant to the Asset Sale Transaction because the Corporation did not intend to continue to operate.

The Corporation made certain cost reductions during 2009 as it considered alternatives for the future of the business. It currently operates with an Interim President & Chief Executive Officer who also servers as the Chief Financial Officer. There are three senior level managers of the business, and with the sale of its operations, only the Interim Chief Executive Officer and the Corporation’s general counsel remain as officers. If the Corporation were to enter a new line of business or otherwise remain public, additional management resources would likely be required.

While the elimination of the cost of being a public company was noted by the Corporation and Westaim as a consequence of the Amalgamation, it was not a significant factor in making the determination to pursue the Amalgamation because the Asset Sale Transaction left the Corporation with no reasonable prospect of ongoing operations, and, therefore, no opportunities for increasing shareholder value. Upon consummation of the Amalgamation, the Corporation will cease to exist. If the Amalgamation is not consummated, the Corporation will cease to exist via some other method. Therefore the Corporation’s costs are expected to be reduced substantially in the near term as a result of the Asset Sale Transaction and will, once the Corporation’s shares cease to be registered in the U.S. and Canada, final tax returns are filed, and other post-closing matters are concluded, be reduced to zero.

5.	With respect to the third listed benefit of the amalgamation to Westaim, please disclose “the remaining proceeds” of the asset sale and compare, on a per share basis, with the distribution to be made to the Minority Shareholders.

The Valuation conducted by KPMG determined that the range of the fair value of the Corporation was between $32.4 million and $34.4 million based on the projected fourth quarter results, the final proceeds from the sale of the business to Smith & Nephew and estimated closing costs and other liabilities of the Corporation. These items were discussed in detail in the Valuation opinion. Assuming the closing occurs as planned at a redemption consideration price of $1.77 per share, Minority Shareholders would receive approximately $8.2 million and holders of stock options and restricted stock units would

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

receive approximately $1.0 million (approximately $565,000 net of exercise proceeds which were included in the fair value range).

While the actual per share consideration attributable to Westaim cannot be calculated until all expenses and all liabilities are determined, as discussed in the Information Circular and elsewhere in this letter, the parties felt that $1.77 per share represented a fair price to be paid to Minority Shareholders given that Westaim is assuming responsibility for expenses and liabilities. To the extent that expenses are less than estimated and the actual per share valuation would have been higher than $1.77, Westaim would receive the benefit of such higher valuation. To the extent that expenses are greater than estimated and actual per share valuation would fall below $1.77, Westaim would bear the downside risk. After disbursement of the redemption consideration and the elimination of all remaining liabilities, Westaim would expect the remaining proceeds to be between $23.2 million and $25.2 million, or $1.70 to $1.84 per share.

Unaffiliated Representative, page 14

6.	Please explain why the board did not retain an unaffiliated representative to act on behalf of the Minority Shareholders.

The Board did not believe it was necessary to retain an unaffiliated representative to act on behalf of the Minority Shareholders because the Board determined that each of its members was fully independent of Westaim and that therefore the Board could effectively consider the best interests of all shareholders, including the Minority Shareholders. In addition, the Board felt that there were numerous procedural safeguards, including an independent Valuation and a Minority Shareholder approval requirement, that made the retention of an unaffiliated representative unnecessary. In choosing a transaction that requires the separate approval of Minority Shareholders, provides dissenter’s rights, and promptly distributes cash to the Minority Shareholders, the Board felt that it had achieved the best possible result for the Minority Shareholders without requiring the retention of an unaffiliated representative.

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

Fairness Opinion and Valuation, page 14

7.	Please disclose the information required by Item 1015(b)(4) of Regulation M-A with respect to the fees paid or to be paid to KPMG.

KPMG’s fees were C$141,750 for the Fairness Opinion and C$68,250 for the Valuation. While the Corporation paid KPMG’s fee for the Fairness Opinion, Westaim paid KMPG’s fee for the Valuation. When KPMG conducted the Valuation, therefore, the KPMG fee was not considered to be a liability of the Corporation.

8.	Disclose all projections provided to KPMG, including those listed in items (i) and (k) under the caption “Scope of Review” and in the first sentence of the section captioned “Date of Valuation.”

The Corporation provided KPMG with its internal business model for purposes of the Fairness Opinion delivered by KPMG in connection with the Asset Sale Transaction. Because the projections related solely to the business that was sold to Smith & Nephew, the projections are not relevant to the Valuation prepared for purposes of the Amalgamation and are therefore not meaningful to shareholders. In addition, the projections are subject to a confidentiality agreement between the Corporation and Smith & Nephew entered into in connection with the Asset Sale Transaction.

For the Staff’s information, the model assumes maintaining the Acticoat business on an “as is” approach. The projections therefore assumed that the Corporation would conduct no business other than maintaining the existing contract with Smith & Nephew. The fourth quarter estimate was used to provide shareholders with a fair value as of December 31, 2009 assuming the sale of the business occurred at year end. While we have not finalized the fourth quarter results and the sale of the business was completed on December 22, 2009, the Corporation believes its estimates for the fourth quarter based on the data current available remains a reasonable estimate of the business as of December 31, 2009. No projections were prepared for the Corporation after the closing of the Asset Sale Transaction because the business was not intended to operate after such date.

The Corporation would be pleased to supplementally provide the Staff with copies of the projections if it would assist the Staff’s understanding of the transactions.

*        *        *

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

The Corporation acknowledges that:

•	The Corporation is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

While we have not acted as counsel for Westaim, Westaim has advised us that Westaim, for itself and for 1499642 Alberta Ltd., acknowledges that:

•	Westaim is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Westaim may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

*        *        *

Daniel F. Duchovny

Song Brandon

Securities and Exchange Commission

December 28, 2009

Please contact us if you have any additional questions or comments.

Sincerely yours,

/s/ H. John Michel, Jr.
H. John Michel, Jr.

Cc:	David B. Holtz

Carol L. Amelio

J. Cameron MacDonald

Jeffrey Sarfin

Kevin Rooney

David Spencer